82-1055



中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED
~~143 CECIL STREET #11-01 GB BUILDING SINGAPORE 0106~~
~~TEL: 3236623 TELEX: RS 23999 COSIN FAX: 2251392 CABLE: COSCOSHIP~~

From Secretary's Office: 47 H
Chinese Chamber of Commerce
Singapore 179

Tel No.: 3363355 Fax No.: 3372197



02002693

Our Ref: C200/SEC/SL/ac

Exemption No. 33-91910

13 December 2001

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	**Description of Announcement**
16 October 2001	Closure of Books for RCCPS Holders
30 October 2001	Proposed Acquisition of Nantong Ocean Ship Engineering Co., Ltd
30 October 2001	Press Release - Cosco Investment (Singapore) Limited enter PRC Ship Repairing Market
15 November 2001	Acquisition of Subsidiary
4 December 2001	Notice of Extraordinary General Meeting
12 December 2001	Notice of Changes in Subsidiary Director's Interests

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED



Lawrence Kwan
Secretary



Encls

c.c. Mr Ji Hai Sheng (Fax No. 2251392 - letter only)

CIS 194/003 (1)

COSCO INVESTMENT (SINGAPORE) LIMITED

Closure of Books for RCCPS Holders

Payment of Dividends on Redeemable Convertible Cumulative Preference Shares ("RCCPS") of S$0.01 each

Pursuant to the terms of issue of the 33,453,283 Redeemable Convertible Cumulative Preference Shares, the fixed cumulative Preference Dividend of 5.7 cents per RCCPS less 24.5% Singapore income tax will be paid on 15 November 2001.

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members of RCCPS holders of the Company will be closed from 1 November 2001 to 2 November 2001, both dates inclusive, for the preparation of the dividend for shareholders of preference shares registered in the books of the Company. Duly completed transfers of RCCPS received by the Registrar, Kon Choon Kooi Pte Ltd, 47 Hill Street #06-02, Chinese Chamber of Commerce & Industry Building, Singapore 179365 up to 5.00 p.m. on 31 October 2001 will be registered before entitlements to the dividend are determined.

Submitted by Mr Ji Hai Sheng, President on 16/10/2001 (DD/MM/YYYY) to the SGX


16/10/01

COSCO INVESTMENT (SINGAPORE) LIMITED

Proposed Acquisition of Nantong Ocean Ship Engineering Co., Ltd

1. Introduction

The Board of Directors of Cosco Investment (Singapore) Limited ("CIS" or the "Company") is pleased to announce that the Company has on 29 October 2001 entered into the following conditional acquisition agreements (the "Acquisition Agreements") to acquire (the **Proposed Acquisition**") an aggregate of approximately 50% interest (the "Interest") in the registered capital of Nantong Ocean Ship Engineering Co., Ltd ("NOSEC"), a company registered in the People's Republic of China ("PRC"):-

(a) The conditional acquisition agreement with Masahiro Trading Limited ("Masahiro") pursuant to which CIS will acquire an approximately 25% interest in the registered capital of NOSEC for a purchase consideration of US$7,206,130 (the "Masahiro Agreement"); and

(b) The conditional acquisition agreement with Cosco Industrial Investments Ltd. ("CIIL") pursuant to which CIS will acquire an approximately 25% interest in the registered capital of NOSEC for a purchase consideration of US$7,206,130 (the "CIIL Agreement").

NOSEC is one of the largest ship repair companies in the PRC and is the leading PRC shipyard in the repair of foreign vessel segment. It is located adjacent to the bustling port of Nantong, approximately 60 nautical miles from Shanghai.

2. Purchase Consideration

The aggregate purchase consideration of US$14,412,260 (the "Consideration") payable by CIS under the Acquisition Agreements will be satisfied as follows:-

(a) The purchase consideration under the Masahiro Agreement will be satisfied in cash payable in three installments. The first installment of US$2,000,000 is payable upon the completion of the Proposed Acquisition. The second installment of US$2,000,000 is payable on 30 June 2002. The third installment of US$3,206,130 is payable on 31 December 2002.

(b) The purchase consideration under the CIIL Agreement will be satisfied through the issue and allotment of 65,900,059 new CIS ordinary shares of par value S$0.20 credited as fully paid-up in the capital of CIS (the "Consideration Shares") upon the completion of the Proposed Acquisition at the issue price of S$0.20 per share.

The Consideration was determined on a willing-buyer-willing-seller basis taking into consideration, *inter alia*, the valuation of RMB265.0895 million for 100% of NOSEC undertaken by an independent valuer appointed by the Company, Beijing Jiacheng Asset Appraiser Co., Ltd. (the "Independent Valuation") and the unaudited net tangible asset value of RMB205.43 million of NOSEC as at 30 June 2001 (the "NTA of NOSEC"). The Consideration represents a 10% discount to the Independent Valuation and a 16% premium over the NTA of NOSEC.

The issue price of S$0.20 for the Consideration Shares represents an approximately 8.5% premium over the average volume weighted closing price of CIS shares transacted on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the last 30 trading days preceding 29 October 2001, from 14 September 2001 to 26 October 2001 both dates inclusive.

The Consideration Shares represent approximate **11.83%** of CIS's present issued share capital or approximately **10.58%** of its enlarged share capital upon the completion of the Proposed Acquisition.

At present, Cosco Holdings (Singapore) Pte Ltd ("Cosco Holdings") owns approximately 59.7% of the issued and paid up share capital of CIS. Following the proposed acquisition, Cosco Holdings will own approximately 53.4% of the enlarged share capital of CIS.

In connection with the Proposed Acquisition, China Ocean Shipping (Group) Company ("China Ocean Shipping"), the ultimate parent of Cosco Shipyard (Group) Company, a company which owns approximately 50% of the registered capital of NOSEC, has provided two letters of comfort to CIS to ensure that the aggregate profits of NOSEC will be in excess of RMB35,000,000 for the period from 1 January 2002 to 31 December 2002.

3. About NOSEC

NOSEC, a sino-foreign joint venture company, was registered and established in March 1990 under the laws of the PRC to acquire, develop and operate the Nantong shipyard. The history of Nantong shipyard dates back to 1977 when the National Planning Committee of the PRC and Ministry of Transportation of the PRC approved the construction of the Nantong shipyard. Nantong shipyard was granted the licence for ship repair in 1979.

NOSEC is one of the largest ship repair companies in the PRC. Located adjacent to the bustling port of Nantong, a fast growing coastal city approximately 60 nautical miles from Shanghai, the yard occupies 1,120 metres of coast line and 210,000 square metres of land. It is equipped with two floating docks (150,000 tons and 80,000 tons) and two repair berths (150,000 tons and 100,000 tons class) and other ship repairing facilities. NOSEC has been consistently ranked the top three largest ship repair company in the PRC from 1995 to 1999 in revenue terms. In 1999, it was ranked the second largest ship repair company in the PRC. In the *Maritime AsiaAwards 1999*, NOSEC was nominated as one of four best ship repair yards in Asia.

Since 1997, NOSEC has focussed on the foreign vessel segment. By 1999, revenues from foreign vessels accounted for approximately 96% of its total revenues. NOSEC's success in strengthening its foothold in the foreign vessel segment was the underlying reason for it achieving the highest revenue per vessel amongst its peers in 1999. NOSEC is the leading Chinese shipyard in the repair of foreign vessel segment with an established network of 8 overseas agencies, spread across Europe, USA, Korea, Japan, India and Singapore. These agencies provide NOSEC with the depth of reach to existing and new customers. NOSEC has successfully established long-term relationships with international shipping companies.

PricewaterhouseCoopers ("PwC") has been commissioned by CIS to undertake an audit of NOSEC for the financial years ended 31 December 1999 and 31 December 2000 and to conduct a limited review for the period from 1 January 2001 to 30 June 2001. The following is an extract of the financials of NOSEC.

Profit and Loss

Period (RMB '000)	**Year ended 31 December 1999** [2]	**Year ended 31 December 2000** [2]	**Half-year ended 30 June 2001** [3]
Sales	419,898	421,915	231,384
Exceptional Item [1]	29,111	-	-

Profit before Taxation	76,578	47,479	24,424
Taxation	(7,454)	(9,396)	(3,925)
Net Profit After Taxation	69,124	38,083	20,499

Balance Sheet

(RMB '000)	31 December 1999 [2]	31 December 2000 [2]	30 June 2001 [3]
Current Assets	182,536	220,329	277,880
Non Current Assets	346,093	336,282	335,292
Current Liabilities	290,710	301,818	352,742
Long Term Debt	75,000	80,000	55,000
Net Assets	162,919	174,793	205,430
Shareholders' Funds	162,919	174,793	205,430

Notes:
(1) The exceptional item in 1999 comprised accrued interest foregone by a third party as a result of early repayment of term loan by NOSEC.
(2) Audited financials of NOSEC
(3) Unaudited financials of NOSEC

4. Rationale For the Transaction

The directors consider shipping, ship repairing and marine-related activities to be the core competencies of CIS and its subsidiaries (the "CIS Group"). These activities accounted for approximately 59.2% and 55.4% of the CIS Group's revenue in 1999 and 2000 respectively and the Proposed Acquisition will further allow the Company not only to enlarge its revenues from core activities, but to achieve its objectives of growing its ship repairing business to complement its shipping business.

Historically, ship repairs were conducted in the USA and Europe. The industry has gradually moved to Japan, Korea and Singapore. In recent years, the PRC has also emerged as a strong contender in the general ship repair market. The Chinese shipyards' competitive advantages lie in their ability to accomplish tasks such as painting, polishing, replacement of steel structures and other labour intensive and value-added jobs at significantly lower costs.

The PRC is currently one of the cheapest locations in the world to repair ships given its very competitive labour costs and steel prices. Repair cost in PRC is currently approximately half of the cost in Singapore and one-third the cost in Japan.

The PRC is a relatively new entrant to the global ship repair market. Between 1995 to 1999, the PRC's ship repair market experienced significant growth arising from the increase in trade activities and high domestic economic growth where the combined revenue of the top 10 Chinese ship repair yards reached approximately RMB2.67 billion in 1999, or at a compounded annual growth rate of approximately 9%

per annum during the period. Despite the strong growth, the combined revenue of the top 10 Chinese ship repair companies accounted for only 4.1% of the global market in 2000.

The PRC's imminent entry into the World Trade Organisation ("WTO") will result in significant trade activities. The Directors believe that increase in trade activities in the PRC will help to fuel demand for ship repairs and provide the PRC ship repair companies with a wider pool of potential customers.

The Proposed Acquisition represents the first step for the Company to develop a long-term PRC strategy in the ship repair business. The Directors are of the view that NOSEC is a unique opportunity for the Group to establish a foothold in the PRC ship repair market.

5. Conditions Precedent

Pursuant to the Acquisition Agreements, the Proposed Acquisition is conditional upon, *inter alia*:-

(a) the Company being reasonably satisfied with the results of the Company's or its representatives' due diligence investigations into the financial, legal, contractual, tax and trading position and prospects of NOSEC and the title of NOSEC to its properties and assets;

(b) approval being given by the SGX-ST for the listing and quotation of the Consideration Shares on the SGX-ST upon allotment and issue;

(c) the approval of shareholders in a general meeting of the Company to be convened for the purchase of the Interest;

(d) delivery to the Company a formal waiver by Cosco Shipyard (Group) Company indicating that it will not exercise its pre-emption rights to the Interest;

(e) all other necessary consents or approvals of third parties, bankers, financial institutions or governmental or regulatory authorities or competent authorities having jurisdiction over the sale and purchase of the Interest and other matters contemplated therein being obtained by the relevant party; and, where any such consent or approval is subject to any conditions, such conditions being reasonably acceptable to the party on which they are imposed, and if such conditions are required to be fulfilled before completion, such conditions being fulfilled before completion and such consents or approvals not being revoked or repealed on or before completion; and

(f) delivery to the Company a certificate of good standing showing that Masahiro and CIIL are in good legal standing in the form set out in the Acquisition Agreements.

6. Financial Effects of the Proposed Acquisition

The following financial effects are shown for illustrative purposes only and do not necessarily reflect the actual future financial position and prospects of CIS after the Proposed Acquisition.

(a) Financial Effects on CIS as if the Proposed Acquisition took place on 1 January 2000

The financial effects of the Proposed Acquisition on the net tangible assets ("NTA") per share and earnings per share ("EPS") of the CIS Group, based on the audited accounts of CIS Group and the audited accounts of NOSEC for the financial year ended 31 December 2000, on a proforma basis are as follows:

	For the financial year ended 31 December 2000	
S$' 000	Before Proposed Acquisition	After Proposed Acquisition
NTA	158,922	166,660
NTA per share (cents)	28.54	26.76
Operating Profit After Tax Attributable to Members of the Company	10,777	13,810
EPS (cents)- Basic	1.69	2.00
EPS (cents)- Fully Diluted	1.49	1.75

Notes:-
The above financial effects of the Proposed Acquisition are prepared mal inter ali, the following inputs and assumptions:-

1. The basic earnings per ordinary share for the year ended 31 December 2000 is calculated by diving the consolidated profit after tax, minority interests less preference dividend (preference dividend of 5.7 cents amounting to $1,424,169) by the weighted average number of ordinary shares of S$0.20 each in issue before acquisition of 554,322,208 (after acquisition: 620,222,267).

2. The NTA backing per ordinary share of the CIS Group on a proforma basis is calculated based on the number of ordinary shares of S$0.20 each in issue before acquisition of 556,802,250 (after acquisition: 622,702,309) and the net tangible asset is adjusted to exclude minority interest, preference share capital, share premium on preference shares and goodwill.

3. Goodwill which represents the excess of the fair value of the Consideration given over the fair value of the identifiable net assets of the subsidiary acquired is amortised on a straight-line basis through the consolidated income statement over a period of 10 years.

4. NOSEC is a subsidiary of CIS.

(b) Financial Effects on CIS as if the Proposed Acquisition took place on 1 January 2001

The financial effects of the Proposed Acquisition on the NTA per share and EPS of the CIS Group, based on the unaudited accounts of the CIS Group and the unaudited accounts of NOSEC for the period 1 January 2001 to 30 June 2001, on a proforma basis are as follows:

	For the 6 months ended 30 June 2001	
S$' 000	Before Proposed Acquisition	After Proposed Acquisition
NTA	169,249	178,614
NTA per share (cents)	30.40	28.68
Operating Profit After Tax Attributable to Members of the Company	9,245	11,158

EPS (cents)- Basic	1.53	1.68
EPS (cents)- Fully Diluted	1.28	1.42

Notes:-
The above financial effectof the Proposed Acquisition are prepared making, inter alia, the following inputs and assumptions:-

1. The basic earnings per ordinary share for the half year ended 30 June 2001 is calculated by dividing the consolidated profit after tax, minority interests less preference dividend (preference dividend of 5.7 cents per preference share pro-rated amounting to $719,831) by the weighted average number of ordinary shares of S$0.20 each in issue before acquisition of 556,806,417 (after acquisition: 622,706,476).

2. The NTA backing per ordinary share of the CIS Group on a proforma basis is calculated based on the number of ordinary shares of S$0.20 each in issue before acquisition of 556,827,250 (after acquisition : 622,727,309) and the net tangible asset is adjusted to exclude minority interest, preference share capital, share premium on preference shares and goodwill.

3. Goodwill which represents the excess of the fair value of the Consideration given over the fair value of the identifiable net assets of the subsidiary acquired is amortised on a straight-line basis through the consolidated income statement over a period of 10 years.

4. NOSEC is a subsidiary of CIS.

7. Approvals Required

(a) Interested Party Transaction

The Proposed Acquisition is a transaction with interested persons under Chapter 9A of the SGX-ST Listing Manual ("Listing Manual"). CIIL is an associate (as defined in the Listing Manual) of the Company's substantial shareholders, China Ocean Shipping and Cosco (Hong Kong) Group Ltd ("Cosco HK") due to China Ocean Shipping and Cosco HK's direct and indirect interests in the issued and paid-up capital of both CIIL and the Company.

(b) Major Transaction

The Proposed Acquisition is a major transaction under Chapter 10 of the Listing Manual.

Accordingly, the Company will seek the approval of the minority shareholders in a general meeting to be convened to consider and approve the Proposed Acquisition.

8. Independent Financial Adviser

Tokyo-Mitsubishi International (Singapore), Ltd. ("TMIS") has been appointed to act as the independent financial advisor to the independent directors of CIS (the "Independent Directors") in connection with the Proposed Acquisition. Based on its preliminary review of the Proposed Acquisition as of the date hereof, TMIS is of the opinion that from a financial point of view, the terms of the Proposed Acquisition are fair, reasonable and are not prejudicial to the interests of the shareholders of CIS. TMIS's preliminary opinion has been based on information provided to it by CIS thus far, as well as current market condition and prices. TMIS will issue its formal opinion following a full review of the financial terms of the Proposed Acquisition which will be carried out prior to the despatch of a Circular to CIS shareholders.

9. Audit Committee

Save for Mr. Lu Zhi Ming who will abstain from making any recommendation, the Audit Committee comprising of Dr Wang Kai Yuen and Mr Tom Yee Lat Shing, the independent directors of CIS have reviewed the terms of the Proposed Acquisition and the preliminary opinion of TMIS and is of the preliminary view that the terms of the Proposed Acquisition are on normal commercial terms and are not prejudicial to the interests of the shareholders of CIS.

10. Interested Directors and Shareholders

Mr Wei Jia Fu, Mr Ji Hai Sheng, Mdm Yao Hong, Mdm Sun Yue Ying, Mr Lin Li Bing and Mr Gu Qi Chang are directors of the Company and Cosco Holdings, which is a substantial shareholder of the Company. Mr Lu Zhi Ming and Mr Zhou Lian Cheng are directors of the Company, Cosco Holdings and Cosco (HK) Industry & Trade Holdings Ltd, which is an associate (as defined in the Listing Manual) of China Ocean Shipping.

Accordingly, Mr Wei Jia Fu, Mr Ji Hai Sheng, Mdm Yao Hong, Mdm Sun Yue Ying, Mr Lin Li Bing, Mr Gu Qi Chang, Mr Lu Zhi Ming and Mr Zhou Lian Cheng will abstain from making any recommendation on the Proposed Acquisition at the general meeting to be convened to consider and approve the Proposed Acquisition.

China Ocean Shipping, Cosco HK and Cosco Holdings shall abstain and/or undertake that their associates (as defined in the Listing Manual) will abstain from voting in respect of their shareholdings in CIS at the general meeting to be convened to consider and approve the Proposed Acquisition.

11. Financial Adviser

ING Barings, a division of ING Bank N.V., has been appointed as financial adviser to CIS for the Proposed Acquisition.

12. Additional Information

Additional information and details in connection with the Proposed Acquisition including the advice of TMIS to the Independent Directors, will be made available in the Circular to be despatched to the shareholders of CIS in due course.

Submitted by Mr Gu Qi Chang, Director on 30/10/2001 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

PRESS RELEASE

Cosco Investment (Singapore) Ltd Enter PRC Ship Repairing Market

October 30, 2001, Singapore -- Cosco Investment (Singapore) Ltd ("CIS"), an affiliate company of China Ocean Shipping (Group) Company ("Cosco Group"), announced today in Singapore that it entered into an approximate US$14.4 million acquisition agreement on 29 October, 2001 with Masahiro Trading Ltd ("Masahiro") and Cosco Industrial Investments Ltd. ("Cosco Industrial Investments") to acquire the app. 50% interest they owned in Nantong Ocean Ship Engineering Co. ("NOSEC")

ING Barings, the wholesale banking division of ING Group – one of the world's largest integrated financial services groups – has been appointed as financial advisor to CIS for the proposed acquisition.

NOSEC is one of the largest ship repairing companies in the People's Republic of China (" PRC"). "This acquisition represents the first step for our company to develop a long-term PRC strategy in the ship repairing business", said Mr. Wei Jia Fu, Chairman of CIS. "It also shows the support from Cosco Group to its affiliate listed companies."

He added: "Shipping, ship repairing and marine-related activities are considered to be the core business of our company. Our objective is to grow our ship repairing business in this fast-growing market to complement our shipping business".

In recent years, ship repair businesses have moved from being traditionally based in the United States of America and Europe, to Asia and the PRC in particular has emerged as a strong contender in the general ship repairing market. The Chinese shipyards' competitive advantages lie in their significant low labour costs and material prices. With the PRC's imminent entry into the World Trade Organisation, the PRC's international trade activities are expected to increase significantly, helping to fuel demand for ship repairing and provide the PRC ship repairing companies with a wider pool of potential customers.

NOSEC is the leading ship repair company in the PRC with a high-volume foreign vessels business, and is a compelling acquisition target. In the *Maritime Asia Awards* 1999, NOSEC was nominated as one of the four best ship repair yards in Asia. Besides the cost advantages, NOSEC has also moved into the area of value-added ship repairing services.

NOSEC is the leading Chinese shipyard for providing ship repairing services to foreign vessels. By 1999, revenues from foreign vessels accounted for app. 96% of its total revenues. With an established network of eight overseas agencies, spread across Europe, USA, Korea, Japan, India and Singapore, it has successfully maintained long-term business relationships with some of the world's major international shipping companies.

NOSEC is currently 50% owned by Cosco Shipyard (Group) Company, 25% owned by Cosco Industrial Investments, and 25% owned by Masahiro.

After this acquisition, the ownership of NOSEC will split equally between CIS and Cosco Shipyard (Group) Company.

This transaction is expected to be completed by the end of this year. The acquisition consideration is 90% of the valuation of the relevant assets, which reflects the support from Cosco Group to CIS. For the 25% interests owned by Masahiro in NOSEC, CIS will pay cash. For the 25% interests owned by Cosco Industrial Investments, CIS will pay by issuing new ordinary shares.

On a proforma basis, this acquisition would have had positive earnings effects on CIS. Assuming the acquisition took place on 1 January 2001, for the six months ended 30 June 2001, profit after tax attributable to members of CIS would have increased by 20.7% from S$9,245,000 to S$11,158,000; earnings per share, on a fully-diluted base, would have realized a 10.9% improvement from S$0.0128 to S$0.0142.

NOSEC, a sino-foreign joint venture company established in 1990, is located adjacent to the bustling port of Nantong in Jiangsu Province of the PRC, and only 60 nautical miles from Shanghai, the largest port in China and one of the world's 10 busiest habours. It is equipped with two floating docks (150,000 tons and 80,000 tons) and two repair berths (150,000 tons and 100,000 tons class) and other ship repairing facilities. Its turnover in year 2000 reached RMB422 million (app. S$93 million). As at 30 June, 2001 the revalued net asset value (based on valuation undertaken by the CIS' independent valuer) of NOSEC was RMB 265.0895 million.

CIS is a public-listed company in Singapore, and is app. 60% owned by Cosco Group. It owns and operates ships, provides shipping agency, marine engineering, ship repair and container depot services.

<END>

For more information, please contact:
Mr. Li Jian Xiong
Cosco Investment (Singapore) Ltd.
Tel: (65) 323 7627
Fax: (65) 225 1392
Email: lijianxiong@cosco.com.sg

OR
Mr. Sheel Kohli
ING Barings
Tel: (852) 2913 8768 / (852) 9100 8576
Fax: (852) 2530 5531
Email: sheel.kohli@ing-barings.com

Submitted by Mr Gu Qi Chang, Director on 30/10/2001 to the SGX


30/10-01

COSCO INVESTMENT (SINGAPORE) LIMITED

Acquisition of Subsidiary

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wishes to advise that on 15 November 2001 the Company's subsidiary, Cosco Marine Engineering (Singapore) Pte Ltd had acquired all the issued and paid up capital of Cosco Engineering Pte Ltd, comprising 2 shares of S$1/- each, for a consideration of S$2/-. With effect from 15 November 2001, Cosco Engineering Pte Ltd became the wholly-owned subsidiary of Cosco Marine Engineering (Singapore) Pte Ltd.

Details of the subsidiary is as follows:-

Name of Company	:	Cosco Engineering Pte Ltd
Date of Incorporation	:	10 September 1999
Place of Incorporation	:	Singapore
Authorised Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1/- each
Issued and paid-up capital	:	S$2/-
Principal activities	:	Marine engineering and services
Directors	:	Wang Jun Tew Pee Seng

MATERIAL EFFECT

The above transaction is not expected to have a material effect on the earnings per share or the net tangible assets of the Company for the current financial year.

INTEREST IN TRANSACTION

None of the directors or substantial shareholders of the Company has any interest, direct or indirect in the parties to this transaction.

Submitted by Mr Ji Hai Sheng, President on 15/11/2001 (DD/MM/YYYY) to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an **EXTRAORDINARY GENERAL MEETING** of the Company will be held at The Oriental Singapore, The Oriental Ballroom 2, 1st Floor, 5 Raffles Avenue, Marina Square, Singapore 039797 on 20 December 2001 at 11.00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions with or without modifications, which will be proposed as Ordinary Resolutions:-

ORDINARY RESOLUTION 1:

(A)(1) That the transactions contemplated under the Acquisition Agreement No. 1 and No. 2 both dated 29 October 2001 ("Acquisition Agreements") entered into between Cosco Industrial Investments Ltd and Masahiro Trading Limited respectively (collectively the " Vendors") and the Company, details of which are set out in the Circular to Shareholders dated 4 December 2001 (the "Circular") including, without limitation the following transactions:

(a) the acquisition of the Company of approximately 50.0% interest in the registered capital of Nantong Ocean Ship Engineering Co., Ltd ("NOSEC") from the Vendors; and

(b) in consideration of the said acquisition, the payment in cash of US$7,206,130 to Masahiro Trading Limited to be paid in three cash instalments and the issue and allotment of an aggregate of 65,900,059 new ordinary shares of S$0.20 each in the capital of the Company to Cosco Industrial Investments Ltd at an issue price of S$0.20, credited as fully paid;

be and are hereby approved and that the Board of Directors be and is hereby authorized to make any amendments, alterations and modifications to the Acquisition Agreements as it may in its discretion decide in the interest of the Company and to take such steps, enter into such transactions, arrangements and agreements and execute all such documents as may be necessary or expedient for the purposes of the Acquisition Agreements and the transactions contemplated thereunder.

(A)(2) That approval be and is hereby given to the Directors to issue up to 65,900,059 new ordinary shares of S$0.20 each in the capital of the Company, credited as fully paid up, to Cosco Industrial Investments Ltd on the terms and conditions of the Acquisition Agreements.

(B)(1) That approval be and is hereby given for the purposes of Chapter 9A of the Listing Manual of The Singapore Exchange Securities Trading Limited ("SGX-ST"), for the Company, its subsidiaries and its target associated companies (as defined in the Listing Manual of the SGX-ST)("Group") or any of them to enter into any of the transactions falling within the types of Interested Person Transaction described in the Company's Circular to its shareholders dated 23 July 1997 ("Circular") with any person who is of the class of Interested Persons described in the Circular, subject to such transactions being made at arm's length, on the Group's normal commercial terms and in accordance with the methods and procedures of the Company for Interested Person Transactions as described in the Circular.

(B)(2) That the Directors of the Company be and are hereby authorized to take such steps and exercise such discretion as the Directors of the Company may in their absolute discretion deem fit, advisable or necessary in connection with all such transactions.

(B)(3) That such approval shall, unless earlier revoked or varied by the Company in general

meeting, continue to be in force until the next Annual General Meeting of the Company.

ORDINARY RESOLUTION 2:

That consequent on passing Ordinary Resolution 1 above, and pursuant to Resolution No. 13 passed in the Annual General Meeting on 28 May 2001, the "issued share capital" referred to in the said Resolution No. 13 shall now mean the enlarged issued share capital of the Company after the said acquisition.

BY ORDER OF THE BOARD

Lawrence Kwan
Company Secretary
Singapore
4 December 2001

Notes:-

1 . A member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. Where a member appoints two proxies, the Company may treat the appointments as invalid unless the member specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

3. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 143 Cecil Street #11-01 GB Building Singapore 069542 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

4. The instrument appointing a proxy or proxies must be under the hand of the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

Submitted by Mr Ji Hai Sheng, President on 04/12/2001 (DD/MM/YYYY) to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes in Subsidiary Director's Interests

Name of director:	Wang Jun
Date of notice to company:	12/12/2001
Date of change of interest:	12/12/2001
Name of registered holder:	Wang Jun
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of 110,000 share options under Cosco Group Employees' Share Option Scheme

Shares held in the name of registered holder

No. of shares of the change:	110,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.20
No. of shares held before change:	185,000
% of issued share capital:	0.03
No. of shares held after change:	295,000
% of issued share capital:	0.05

Holdings of Director including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	0	185,000
% of issued share capital:	0	0.03
No. of shares held after change:	0	295,000
% of issued share capital:	0	0.05
Total shares:	0	295,000

Note: Mr Wang Jun is a director of the subsidiary, Cosco Marine Engineering (Singapore) Pte Ltd

Submitted by Mdm Yao Hong, Vice President on 12/12/2001 to the SGX

